Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Form S-1 of our report, dated March 25, 2024, except for Note 19, as to which the date is December 3, 2024, with respect to our audits of the consolidated financial statements of HWH International Inc. and Subsidiaries as of December 31, 2023 and 2022 and for the years then ended. Our report included an emphasis of matter paragraph relating to the restatement of the 2022 consolidated financial statements. We also consent to the reference to our firm under the heading “Experts” appearing therein.

Grassi & Co., CPAs, P.C.

Jericho, New York

December 3, 2024